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                           Filed by CBOT Holdings, Inc.
                           Subject Company--CBOT Holdings, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-72184

                               *    *    *    *

The following communication was distributed to CBOT members on February 15, 2002:


                                             February 14, 2002

Dear Fellow Members:

     Some members have asked me to comment on John Tocks' letter and to discuss restructuring issues generally.

     Let me repeat what I said at the 1/16/02 membership information meeting:
"My commitment to you is to fully inform you about this vote and see that this proposal meets the needs of the membership."

     I agree with John that we have an important election coming up. Every election over the last 10 years especially has been important and I don't believe enough members give them the attention they deserve. In fact, much of John's letter focuses on how the wrong people, regardless of their good intentions, can harm our CBOT enterprise.

     Unfortunately, this can and did happen while we were a not-for-profit Illinois corporation and could happen again no matter what governance structure (for-profit or not-for-profit) we have. It gets down to electing the right people, having good management and, most importantly, all parties paying attention and communicating.

     Thus, I don't think much of John's letter is relevant as to whether or not we become Delaware for-profit or stay Delaware not-for-profit. It all gets down to members paying attention because bad things can happen under either structure.

     For example, as a for-profit stock corporation we could issue stock to third parties that could dilute our control. At this time I do not believe we need additional capital nor do I believe it is a good time to sell stock. Obviously, this would be evaluated by the Board as we go along, but my personal inclination is to keep control., except possibly if a consolidation with another exchange were desirable (there is no such plan now). That is my position and members who agree should say that to Board of Director candidates.

     As a not-for-profit, it is true we couldn't issue shares, period, but as we know we had management and financial problems under our current system during the 1990's. So in either case members have to pay attention.

     Following completion of the restructuring transactions, we could, and, I believe it would be in the best interests of the holding company and its stockholders to reduce fees and, eventually, make distributions to stockholders once our currently necessary technology investments are made. The higher fees imposed to ensure financial soundness and make these investments significantly impact member profitability. Although there can be no assurances, I believe we will produce sufficient excess cash in the future even
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after reducing fees which should allow dividends to be paid to stockholders.
Once again, this is my personal view and members who agree should say that to Board candidates.

     Returning to John's letter: Obviously there is no plan to pay special dividends only to officers or directors, either on stock or preferred stock. Preferred stock issuance was considered at the start of restructuring as a way to redeem Ceres interests; such Ceres interests, including those held by members, are now to be redeemed for cash.

     We have a long-term incentive plan for our CEO that is tied to stockholder and membership value. Plans for a small group of other executives would not be giveaways and have to be approved by the Board. I believe properly designed plans can motivate our executives toward the same goals we have as members. At the same time, we must recognize that they should only be a portion of total compensation because a major factor in our success is market volatility and that is beyond anyone's control at the CBOT.

     Turning to the petition right and other changes in governance: members will have to evaluate whether the proposed changes in governance are, on balance, better or worse than what we have.

     Petitions that force a vote would be substantially eliminated but members at any time can make their voices known by drawing up and signing a petition.
In fact, the pricing schedule and designated market maker decisions of 2001 had the benefit of member petitions, but neither required a vote to affect policy.

     I say "benefit" because they showed how important the issues were to members, started thorough evaluations by management and members together and resulted in excellent decisions. Nothing in the restructuring document prevents such petitions or communication.

     Let's look at some other features of the S-4 that balance member control.

       Annual election of all directors, including the Chairman

       6 of 9 Directors are members, assuming the members elect a member
       Chairman.

     It seems to me this keeps the Board pretty close to the owners. As to Board accountability generally (e.g. roll call votes), any time a Chairman, director or management member feels he is doing something the members shouldn't be told about, he should stop doing it. I believe that future Boards should adopt rules so that members are informed about Board decisions (including roll calls). Once again, if Board members are not confident in or proud of their decisions, they should reconsider what they are doing.

     The solution is for members to demand such accountability and only elect people that promise it. While I am Chairman, I will see that it is provided.

     As to the minority member  allocation :this is a very important issue.
That is why the S-4
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was amended to provide that the Board of Directors will not implement the restructuring transactions, notwithstanding member approval thereof, if the Board believes there is a material risk of an adverse outcome in this litigation. Since it is expected that we would not be in a position to implement the restructuring in any event until mid-year (due to the need for IRS and other approvals), the Board will have ample time to assess the status of the lawsuit and all developments concerning it.

     As you know, I take my commitments seriously. You will be fully informed - there will be time to consider this important vote and I will not engage in anything other than honest communication about these issues.

     The proposal will, in my view, meet the needs of the membership. This is why I have worked with the Board and Management since January 2001 to make substantial changes to the original restructuring plan (if you have concerns about this amended S-4, you should have seen the first one). These changes include:

       Keep a directly elected Chairman.

       Have 5 Directors (not counting the Chairman) that must be members.

        Include core rights provisions on member fee preference and open auction pit support.

       Staple the A and B shares together i.e., the common stock of the holding company will be stapled to the Class B trading memberships of the exchange subsidiary until the Board decides it is time to unstaple (this ensures against loss of control until the Boards decide whether stock sales to non-members are desirable and on what terms).

       Incorporate the CBOT/CBOE settlement which is null and void unless we approve the restructuring proposal.

     Let me end by repeating that this upcoming Board election on March 28 is very important. That is why I will play an active role in endorsing candidates and seeing that they discuss the issues before us. Most importantly, members have to ask candidates their views on member opportunity and corporate profit centers, the balance between open auction and electronic platforms, stock sales and dilution of control, fee reductions and dividends and then vote for the people they believe will have the courage and intelligence to make the decisions necessary to ensure the best possible result for the CBOT and the membership.

                                            Sincerely,

                                            /s/ Nickolas J. Neubauer

                                            Nickolas J. Neubauer


Rule 425 Legend - CBOT Holdings
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While CBOT Holdings, Inc. ("CBOT Holdings") has filed with the SEC a
Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of The City of Chicago, Inc. ("CBOT"), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.